Supplement No. 6 to Prospectus dated July 10, 2000,
                       as last amended November 20, 2000



                                [FX ENERGY LOGO]


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This supplement contains information that supplements and updates our prospectus dated July 10, 2000, as amended by the cumulative post-effective amendment dated November 20, 2000. Since it contains only the most recent developments since the November 20, 2000 post-effective amendment, this cumulative supplement should be read in conjunction with such amended prospectus.
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January 9, 2001

A preliminary open-hole test of the Tuchola 108-2 wildcat well in the Pomeranian project area in northwest Poland flowed 9.5 million cubic feet (MMcf) of natural gas per day, the limit of the surface equipment.

The discovery is in the well's secondary objective, a 200-foot-thick gross pay interval of the Permian Main Dolomite formation between 8,318 feet and 8,514 feet measured depth. It was tested on a 26/64-inch choke with a flowing tubing pressure of 2,380 pounds per square inch. Drilling will continue toward the primary objective, the Devonian sandstone.

FX Energy owns a 42.5% interest in the well. Apache Corporation (NYSE:APA) is the operator with a 42.5% interest and the Polish Oil and Gas Company owns the remaining 15%.

The Tuchola 108-2 is approximately 60 miles from the nearest production. A gas pipeline is located within about three miles from the discovery. The last discovery in the Pomeranian area was drilled in the mid-1980s.

Several similar leads have been identified on trend in the area.



           The date of this prospectus supplement is January 9, 2001.

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December 27, 2000

FX Energy has entered into a gas purchase contract with the Polish Oil and Gas Company ("POGC"), under which POGC will purchase the gas produced from FX Energy's Kleka 11 discovery well in western Poland. FX Energy owns a 49% interest in the well and POGC owns the remaining 51%. FX Energy is the first foreign company to sign a gas purchase contract with POGC and will be the first western company to produce and sell gas from a discovery in Poland.

Drilling operations are continuing on three wells: Mieszkow 1 operated by POGC and Tuchola 108-2 and Annopol 254-1, both operated by Apache Corporation.

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